Appendix A

The following resolutions were approved at the September 2, 2025 Meeting of the Board of Trustees

APPROVAL OF FIDELITY BOND INSURANCE POLICY

RESOLVED, that the Board of Trustees of the Thornburg Income Builder Opportunities Trust (the “Trust) find that continuing the participation of the Trust in a insured fidelity bond (the “Bond”) is in the best interest of the Trust; and it is

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and empowered to, with the appropriate guidance of counsel, obtain from the Trust’s insurance broker a Bond that provides coverage in the amount of $1,000,000 for a term commencing upon the expiration on September 30, 2025 of the current Bond of the Trust; and it is

FURTHER RESOLVED, that the proper officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Bond in order to remain in compliance with the Investment Company Act of 1940 Act, as amended, (the “1940 Act) and the rules thereunder; and it is

FURTHER RESOLVED, that the Treasurer of the Trust be, and hereby is, designated as the officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the Insured Bond Agreement be, and hereby is, approved in substantially the form presented at this meeting with such further changes as deemed necessary or appropriate by counsel; and it is

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized and directed to do any and all other acts, in the name of the Trust and on its behalf, as the proper officers may determine to be necessary or desirable and proper in furtherance of the foregoing resolutions, such determination to be conclusively evidenced by such actions.